News Release

Mattson Technology Contact
Andy Moring, Chief Financial Officer
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye, Principal
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE SECOND QUARTER 2011

Revenue of $51.3 Million;
Company's 9th Consecutive Quarter of Revenue Growth

FREMONT, Calif. — July 27, 2011 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the fiscal 2011 second quarter, ended July 3, 2011.

Second Quarter 2011 Business Highlights:

- Second quarter 2011 revenue of $51.3 million increased 9 percent as compared with first quarter 2011, marking Mattson Technology's ninth consecutive quarter of revenue growth.

- Cash, cash equivalents, short-term investments and restricted cash at the end of the second quarter were $42.9 million dollars, an improvement of $18.4 million dollars from the first quarter. Mattson Technology strengthened working capital during the quarter, growing cash through operations and a stock offering that raised $12.6 million.

- Mattson Technology had broad-based product strength during the second quarter, with all product areas delivered to leading greenfield fabs.

"During the second quarter, we accomplished several important milestones in expanding our product positions and delivered our 9th consecutive quarter of revenue growth, with a 9 percent improvement over the first quarter of 2011," noted David L. Dutton, Mattson Technology's president and chief executive officer. "This growth was driven by continued strength of our new etch business plus gains in the strip business. We further extended our etch systems into new applications, and have now shipped over 30 *paradigmE®* and Alpine® etch tools. Beyond etch, our market share growth in strip continues as a result of our low cost, high volume strategy. RTP has also been established in volume production NAND fabs, a new position gained over the last cycle."

Mr. Dutton continued, "As a result of our expanded product positions, Mattson Technology's revenues for the first half of 2011 improved 21 percent over the second half of 2010. Looking forward, we see good opportunities in our served markets. There is uncertainty on a global macro-economic level which is translating into a more conservative outlook on the part of our customers." Mr. Dutton concluded, "Mattson Technology's opportunities lie in our new positions, which we expect will help us achieve our goal of outperforming the industry. We believe that the long-term outlook for the semiconductor industry remains positive, and our investment in the Company's growth strategy has well positioned Mattson Technology to leverage the industry's momentum."

Second Quarter 2011 Financial Results

Second quarter net sales of $51.3 million increased 9 percent compared with $47.0 million in the first quarter of 2011, and increased 60 percent, compared with $32.1 million in the second quarter of 2010. Gross margin for the second quarter was 30.1 percent, an improvement over the 29.6

percent gross margin reported in the first quarter of 2011. Operating expenses for the second quarter of $19.4 million was an increase of two percent compared with $19.0 million in the first quarter of 2011.

Second quarter interest and other income (expense), net, was a $0.9 million expense, primarily a result of currency adjustments to certain accounts pertaining to the strengthening of the Euro in Mattson Technology's European operations.

Net loss for the second quarter was $5.2 million, or $0.10 loss per share, compared with a net loss of $6.3 million, or $0.12 loss per share, for the first quarter of 2011, and a net loss of $8.4 million, or $0.17 loss per share, for the second quarter of 2010.

Cash, cash equivalents, short-term investments and restricted cash at the end of the second quarter were $42.9 million, compared with $24.4 million at the end of the first quarter of 2011. The increase in cash was due to the equity offering with net proceeds of $12.6 million, and operational and other cash flow items of $5.8 million.

Attached to this news release are unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Wednesday, July 27, 2011, at 3:30 PM Pacific Time (6:30 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2011 second quarter financial results, current business conditions, the near-term business outlook and guidance for the third quarter of 2011. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast. To access the live conference call, please dial (970) 315-0417.

Mattson Technology also will webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: potential future revenue, profit, cash flow, cash position and other financial results, future customer demand and industry and economic conditions, Company strategies and the market opportunity and acceptance of Company products in various customer markets. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: Company expectations with respect to continued growth of its business; growth of the industry and the size of the Company's served available market; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's cash position overall, especially as a result of payments made for inventory and the related collections upon shipment of such inventory; end-user demand for semiconductors, including the growing mobility electronics industry; customer demand for semiconductor manufacturing equipment, including as a result of Greenfield fab plans; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market, to gain market share with such products and the overall mix of the Company's products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: dry strip, rapid thermal processing and etch. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost-effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet:www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended	
	July 3, 2011	June 27, 2010	July 3, 2011	June 27, 2010
Net sales	$ 51,259	$ 32,120	$ 98,308	$ 57,315
Cost of sales	35,852	22,194	68,957	39,627
Gross profit	15,407	9,926	29,351	17,688
Operating expenses:				
Research, development and engineering	6,645	7,059	13,160	13,465
Selling, general and administrative	12,803	12,558	25,378	24,931
Restructuring charges	(13)	(93)	(78)	(77)
Total operating expenses	19,435	19,524	38,460	38,319
Loss from operations	(4,028)	(9,598)	(9,109)	(20,631)
Interest and other income (expense), net	(911)	1,425	(2,438)	1,881
Loss before income taxes	(4,939)	(8,173)	(11,547)	(18,750)
Provision for (benefit from) income taxes	274	207	(60)	386
Net loss	$ (5,213)	$ (8,380)	$ (11,487)	$ (19,136)
Net loss per share:				
Basic and Diluted	$ (0.10)	$ (0.17)	$ (0.22)	$ (0.38)
Shares used in computing net loss per share:				
Basic and Diluted	54,550	50,052	52,395	50,018

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	July 3, 2011 (unaudited)		December 31, 2010 (1)	
ASSETS				
Current assets:				
Cash, cash equivalents and short-term investments	$	40,045	$	19,014
Restricted cash		2,830		4,026
Accounts receivable, net		17,056		24,127
Advance billings		4,060		3,177
Inventories		31,670		34,673
Prepaid expenses and other assets		5,135		5,770
Total current assets		100,796		90,787
Property and equipment, net		12,666		15,011
Other assets		5,653		5,826
Total assets	$	119,115	$	111,624
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	16,114	$	20,860
Accrued liabilities		19,056		13,452
Deferred revenue		6,697		5,349
Total current liabilities		41,867		39,661
Income taxes payable, non-current		4,130		4,287
Other liabilities		4,961		5,021
Total liabilities		50,958		48,969
Stockholders' equity:				
Common stock		62		54
Additional paid-in capital		649,120		634,944
Accumulated other comprehensive income		23,012		20,207
Treasury stock		(37,986)		(37,986)
Accumulated deficit		(566,051)		(554,564)
Total stockholders' equity		68,157		62,655
Total liabilities and stockholders' equity	$	119,115	$	111,624

(1) Derived from audited financial statements